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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                             TUPPERWARE CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   899896104
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                                 (CUSIP Number)

                                 April 19, 2000
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [ X ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                        AMENDMENT NO. 1 TO SCHEDULE 13G

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CUSIP NO. 899896104
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  1.   NAME OF REPORTING PERSON

       Vorwerk & Co.

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  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                 (b) [ X ]
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  3.   SEC USE ONLY

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  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Federal Republic of Germany
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  NUMBER OF SHARES       5.         SOLE VOTING POWER               5,885,100
                        --------------------------------------------------------
BENEFICIALLY OWNED BY    6.         SHARED VOTING POWER             0
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   EACH REPORTING        7.         SOLE DISPOSITIVE POWER          5,885,100
                        --------------------------------------------------------
    PERSON WITH          8.         SHARED DISPOSITIVE POWER        0
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  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,885,100
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 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]
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 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 10.2%
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 12.   TYPE OF REPORTING PERSON
                 PN
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ITEM 1(a).        NAME OF ISSUER:

         Tupperware Corporation (the "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         14901 S. Orange Blossom Trail
         Orlando, Florida  32837

ITEM 2(a).        NAME OF PERSON FILING:

         Vorwerk & Co.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Muehlenweg 17-37
         Wuppertal 42275
         Germany

ITEM 2(c).        CITIZENSHIP:

         Vorwerk & Co. is a limited partnership organized and existing under the laws of the Federal Republic of Germany.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common stock, par value $.01 per share, of the Issuer

ITEM 2(e).        CUSIP NUMBER:

         899896104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [  ] Broker or dealer registered under Section 15 of the Act.

         (b) [  ] Bank as defined in Section 3(a)(6) of the Act.

         (c) [  ] Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e) [  ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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         (g) [  ] A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not applicable.

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned:                                    5,885,100
         (b)      Percent of Class:                                             10.2%
                  (Based on an aggregate of 57,666,434 outstanding shares of
                  Common Stock as of March 10, 2000, as reported in the
                  Issuer's Definitive Proxy Statement on Schedule 14A for its
                  2000 Annual Meeting of Shareholders, filed on March 27, 2000)
         (c)      Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote:               5,885,100
                  (ii)  Shared power to vote or to direct the vote:             None.
                  (iii) Sole power to dispose or to direct the disposition of:  5,885,100
                  (iv) Shared power to dispose or to direct the disposition of: None.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Vorwerk & Co. has purchased 171,000 of the shares of the Issuer described in Item 4 of this Schedule 13G through Vorwerk & Co. Beteiligungsgesellschaft mbH, a private corporation limited by shares organized and existing under the laws of the Federal Republic of Germany, all of the voting rights of which are held by Vorwerk & Co. Interholding GmbH, a private corporation limited by shares organized and existing under the laws of the Federal Republic of Germany, all of the shares of which are held by Vorwerk & Co. Vorwerk & Co. has purchased the balance of the shares of the Issuer described in Item 4 of this Schedule 13G through Vorwerk International Niggemann & Co., a limited partnership organized and existing under the laws of Switzerland, all of the voting rights of which are held by Vorwerk & Co. Interholding GmbH, a private corporation limited by shares organized and existing under the laws of the Federal Republic of Germany, all of the shares of which are held by Vorwerk & Co. Subject to the control exercised by Vorwerk & Co., each of Vorwerk & Co. Beteiligungsgesellschaft mbH, Vorwerk & Co. Interholding GmbH and Vorwerk International Niggemann & Co. have the right

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to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer described in Item 4 of this
Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2000            VORWERK & CO.




                                  By:  s/Robin L. Spear
                                       ----------------
                                       Robin L. Spear
                                       Attorney-in-fact for Dr. Ulrich Mollmann,
                                       Head of Legal Department, Vorwerk & Co.

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